FUTURE ENERGY, CORP.

February 3, 2012

Kevin Dougherty

Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

 Future Energy, Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed December 13, 2011

File No. 333-170201

Dear Mr. Dougherty/ Ms. Nicholson:

Future Energy, Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of January 6, 2012 pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 13, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 6, 2012.

Description of Properties, page 25

1.

We note your response to comment 4 from our letter dated November 10, 2011, and reissue such comment in part. Please provide the disclosures required by Item 1204 of Regulation S-K. In that regard, we note your response that you have no reserve report, but it is not clear why the disclosure required by Item 1204 would require a reserve report.

RESPONSE: We have revised the Filing on Page 28 to include the following language:

“Oil and Gas Property Data

The table below shows our approximate share of the oil production data for the year ended July 31, 2011 based on our working interests in each of the Well Projects. As we did not have production in either of our Well Projects during the year ended July 31, 2010.

For the Year Ended
July 31, 2011

Oil Production Data: (Bbls)
Illinois	29
Total	29

The table below shows the average sales price per barrel of oil sold in the aggregate from both of our Well Projects for the year ended July 31, 2011.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

For the Year Ended
July 31, 2011

Average Price: (BOE)
Illinois	$83.00
Overall Average	$83.00

The table below shows the average cost of production for the year ended July 31, 2011 per barrel of oil in the aggregate for both of our Well Projects.

For the Year Ended
July 31, 2011

Average Production Costs (BOE):
Illinois	$18.50*
Overall Average	$18.50

*The aggregate average production costs take into account both of our Well Projects, even though the Company has not been responsible for production costs for Sesser as of yet, as set forth in our Description of Business herein.”

Financial Statements, page F-1

2.

We note your financial statements are no longer current. Please amend your filing to include updated interim financial statements as necessary to comply with Rule 8-08 of Regulation S-X. Please also update your management’s discussion and analysis of financial condition and results of operations to address the interim period.

RESPONSE: We have revised the Filing to include updated interim financial statements and the related financial disclosures.

In connection with the Company’s responding to the comments set forth in the January 6, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Future Energy, Corp.

/s/ George Paquet

By: George Paquet,

Its:  President and CEO

2

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada